UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Semler Scientific, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81684M104

(CUSIP Number)

Eric Semler

c/o TCS Capital Management, LLC

142 West 57th Street, 11th Floor

New York, New York 10019

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81684M104

1	NAME OF REPORTING PERSON

Eric Semler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		568,221
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

568,221
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

568,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%*
14	TYPE OF REPORTING PERSON

IN

* Based upon an aggregate of 6,844,512 shares of the Issuer’s common stock outstanding as of March 16, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2023.

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CUSIP No. 81684M104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 19, 2023, the Reporting Person and William H.C. Chang (the “Investors”) entered into a cooperation agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer agreed, among other things, to (i) increase the size of the Issuer’s board of directors (the “Board”) from five to seven directors, (ii) appoint the Reporting Person (the “New Class II Director”) to the Board as a Class II director with a term expiring at the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”) and (iii) appoint William H.C. Chang as a Class I member of the Board (the “New Class I Director” and together with the New Class II Director, the “Investor Appointees”) with an initial term expiring at the Issuer’s 2025 annual meeting of stockholders.

Pursuant to the Cooperation Agreement, the Issuer further agreed that, in connection with the 2023 Annual Meeting, (i) the Board will reduce the size of the Board from seven to five directors and include the New Class II Director as the Issuer’s sole nominee for election as a director of the Issuer at the 2023 Annual Meeting and (ii) the Issuer will use commercially reasonable efforts to cause the election of the New Class II Director to the Board at the 2023 Annual Meeting (including the Board recommending that the Issuer’s stockholders vote in favor of the election of the New Class II Director in the Issuer’s proxy statement for the 2023 Annual Meeting and otherwise supporting the New Class II Director for election in a manner no less rigorous and favorable than the manner in which the Issuer historically supports its other nominees).

The Cooperation Agreement further provides that immediately upon the appointment of the Reporting Person as the New Class II Director, the Issuer agreed that the Board and all applicable committees of the Board shall take all necessary actions to appoint the New Class II Director as the Chairman of the Board. The Issuer also agreed that promptly following the execution of the Cooperation Agreement, the Board and all applicable committees of the Board will take such actions as are necessary to confirm the size of the Nominating Committee of the Board (the “Nominating Committee”) to three members and add each of the Investor Appointees to the Nominating Committee along with current Nominating Committee member Mr. Daniel S. Messina.

Pursuant to the Cooperation Agreement, the Investors have certain customary replacement rights during the Standstill Period (as defined below) in the event that either of the Investor Appointees resigns or is unable to continue to serve on the Board. In such case, the respective Investor shall have the right to designate a replacement director who is “independent” pursuant to the listing standards of the Nasdaq and the applicable rules and regulations of the SEC, subject to the approval of the Board, which shall not be unreasonably withheld. These replacement rights are subject to each of the respective Investors beneficially owning in the aggregate at least 5% of the Issuer’s then-outstanding shares of Common Stock (as defined in the Cooperation Agreement).

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CUSIP No. 81684M104

The terms of the Cooperation Agreement further provide that the Investors are subject to certain customary standstill restrictions from the date of the Cooperation Agreement until the date that is the earlier of (i) 30 days prior to the deadline under the Bylaws (as defined in the Cooperation Agreement) for the nomination of director candidates for election to the Board for the Issuer’s 2024 annual meeting of stockholders and (ii) 90 days prior to the first anniversary of the 2023 Annual Meeting (the “Standstill Period”). During the Standstill Period, the Investors agreed to (i) appear at each such annual or special stockholder meeting or pursuant to an action by written consent of the stockholders (each a “Stockholder Meeting”) or otherwise cause all shares of Common Stock beneficially owned by him and his respective Affiliates (as defined in the Cooperation Agreement) to be counted as present for purposes of establishing a quorum and (ii) vote, or cause to be voted, all shares of Common Stock beneficially owned by him and his respective Affiliates using the Issuer’s proxy or consent card or voting instruction form (and shall not execute any proxy or consent card or voting instruction form in respect of a Stockholder Meeting other than the proxy or consent card and voting instruction form being solicited by or on behalf of the Board) in accordance with the recommendation of the Board with respect to (x) the election, removal and/or replacement of directors, (y) the ratification of the appointment of the Issuer’s independent registered public accounting firm and (z) any other proposal submitted to the Issuer’s stockholders at a Stockholder Meeting, in each case as such recommendation of the Board is set forth in the applicable definitive proxy or consent statement filed in respect thereof.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)	As of the close of business on April 20, 2023, the Reporting Person beneficially owns directly 568,221 shares of Common Stock, which represents 8.3% of the Issuer’s Common Stock, based on 6,844,512 shares of Common Stock outstanding as of March 16, 2023, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 23, 2023.
(b)	1. Sole power to vote or direct vote: 568,221
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 568,221
4. Shared power to dispose or direct the disposition: 0

(c)	The Reporting Person has not entered into any transactions in the Issuer’s Common Stock in the last sixty days.

(d)	No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 19, 2023, the Reporting Person entered into the Cooperation Agreement, as defined and described in Item 4 above. The Cooperation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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CUSIP No. 81684M104

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Cooperation Agreement, dated April 19, 2023 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 19, 2023).

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CUSIP No. 81684M104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2023

/s/ Eric Semler
ERIC SEMLER

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